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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TD Banknorth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87235A 10 1

(CUSIP Number)

Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222
Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87235A 10 1			Page 2 of 4

1.	Name of Reporting Person: The Toronto-Dominion Bank		I.R.S. Identification Nos. of above persons (entities only): 13-5640479

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 96,106,025

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 96,106,025

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 96,106,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 54.0%

14.	Type of Reporting Person (See Instructions): BK

Item 1. Security and Issuer
Item 5. Interest in Securities of the Issuer
SIGNATURE

Item 1. Security and Issuer

     This Amendment No. 1 hereby amends and supplements the statement of beneficial ownership on Schedule 13D (this “Statement”) relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005 by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

     This Amendment No. 1 is being filed to reflect the increase in TD’s percentage share ownership of the outstanding Issuer Common Stock from 51.7% as of March 9, 2005 to 54.0% as of March 16, 2005 as a result of share repurchases by the Issuer and the cancellation of shares of Issuer Common Stock for which cash is to be paid in lieu of issuing fractional shares in the Transaction. TD has not acquired or disposed of any shares of Issuer Common Stock since March 1, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague, Esq.
Title:	Executive Vice President and General Counsel

Dated: March 18, 2005